SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

GENERAL COMMUNICATION, INC.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

369385 10 9

(CUSIP Number)

Arctic Slope Regional Corporation

Attn: Denali Kemppel

3900 C Street Suite, 801

Anchorage, Alaska 99503-5963

Telephone: (907) 339-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2010

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9		SCHEDULE 13D/A

1	Names of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) Arctic Slope Regional Corporation 92-0044137

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person* CO

*  See instructions.

CUSIP No. 369385 10 9	SCHEDULE 13D/A

This Schedule 13D/A (this “Amendment No. 2”) hereby amends and supplements the Schedule 13D filed by Arctic Slope Regional Corporation (“ASRC”) with the Securities and Exchange Commission (the “Commission”) on March 3, 2008 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed by ASRC with the Commission on April 22, 2008 (“Amendment No. 1” and, together with Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”), with respect to the Class A Common Stock, no par value (“Class A Common Stock”), of General Communication, Inc. (the “Issuer”).

Item 2.                          Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b)        This Schedule 13D is being filed by ASRC.  ASRC’s corporate headquarters are located at P.O. Box 129, Barrow, Alaska 99723.  ASRC is an Alaska Native Regional Corporation formed pursuant to the Alaska Native Claims Settlement Act of 1971.  ASRC is owned by the Iñupiat people of Alaska’s Arctic Slope.  ASRC owns and operates businesses in the energy services, petroleum refining and marketing, technical services, natural resources and other industries.

The Executive Officers and Directors of ASRC are as follows:

Patsy Aamodt	1st Vice President and Director
Jacob Adams, Sr.	Chairman and Director
Mary Ellen Ahmaogak	Corporate Secretary and Director
C. Eugene Brower	Director
Richard Glenn	Executive Vice President, Lands and Natural Resources and Director
Candace Itta	Director
George T. Kaleak, Sr.	2nd Vice President and Director
Denali Kemppel	Executive Vice President, General Counsel
Kristin Mellinger	Executive Vice President, Chief Financial Officer
Thomas Nukapigak	Director
Ida Olemaun	Director
Raymond Paneak	3rd Vice President and Director
Crawford Patkotak	Senior Vice President, Shareholder and Community Programs, Corporate Treasurer and Director
Roberta Quintavell	Director
Rex A. Rock, Sr.	President and Chief Executive Officer and Director
George Sielak	Vice Chairman and Director
Sandra K. Stuermer	Director
Tara Sweeney	Vice President, External Affairs
George Thaw	Executive Vice President, Chief of Operations

The business address of all of the Executive Officers of ASRC is 3900 C Street, Suite 801, Anchorage, Alaska 99503. The business address of all of the Directors of ASRC is P.O. Box 129, Barrow, Alaska 99723.

(c)                                  The present principal occupations of the Executive Officers and Directors of ASRC and the addresses at which such employment is conducted are as follows:

Mary Ellen Ahmaogak, Corporate Secretary, Arctic Slope Regional Corporation, P.O. Box 129, Barrow, Alaska 99723

Richard Glenn, Executive Vice President Lands and Natural Resources, Arctic Slope Regional Corporation, P.O. Box 129, Barrow, Alaska 99723

George T. Kaleak, Sr., Plant Manager, North Slope Borough, School District, 2001 Barter Avenue, Kaktovik, Alaska 99747

Denali Kemppel, Executive Vice President, General Counsel, Arctic Slope Regional Corporation, 3900 C Street, Suite 801, Anchorage, Alaska 99503

Kristin Mellinger, Executive Vice President, Chief Financial Officer, Arctic Slope Regional Corporation, 3900 C Street, Suite 801, Anchorage, Alaska 99503

Thomas Nukapigak, Village Liaison, Native Village of Pt. Lay, P.O. Box 101, Point Lay, Alaska 99766

Crawford Patkotak, Senior Vice President, Shareholder and Community Programs, Corporate Treasurer, Arctic Slope Regional Corporation, P.O. Box 129, Barrow, Alaska 99723

Rex A. Rock, Sr., President and Chief Executive Officer, Arctic Slope Regional Corporation, P.O. Box 129, Barrow, Alaska 99723

George Sielak, Field Liaison, ASRC Energy Services, 3900 C Street, Suite 701, Anchorage, Alaska 99503

Sandra K. Stuermer, Vice President, Barrow Operations, Ukpeagvik Iñupiat Corporation, P.O. Box 890, Barrow, Alaska 99723

Tara Sweeney, Vice President, External Affairs, Arctic Slope Regional Corporation, 3900 C Street, Suite 801, Anchorage, Alaska 99503

George Thaw, Executive Vice President, Chief of Operations, Arctic Slope Regional Corporation, 3900 C Street, Suite 801, Anchorage, Alaska 99503

Patsy Aamodt, Jacob Adams, Sr., C. Eugene Brower, Candace Marie Itta, Ida Olemaun, Raymond Paneak, and Roberta Quintavell are each directors of Arctic Slope Regional Corporation, P.O. Box 129, Barrow, Alaska 99723.

The North Slope Borough is a political subdivision of the State of Alaska and the regional government for the North Slope of Alaska.  The Native Village of Pt. Lay is a federally recognized tribe.  ASRC Energy Services is a wholly owned subsidiary of ASRC and provides oilfield and construction services in Alaska’s North Slope oil fields.  Ukpeagvik Iñupiat Corporation is a village corporation formed pursuant to the Alaska Native Claims Settlement Act of 1971 and located in Barrow, Alaska.

(d) - (e)         During the last five years, neither ASRC nor, to the best of its knowledge, any of the Executive Officers and Directors of ASRC listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as detailed in the following sentence.  In December 2005, Jacob Adams Sr. pleaded “no contest” to one count of misdemeanor reckless endangerment in the District Court for the State of Alaska at Barrow, Alaska. The penalty imposed was 30 days incarceration, all of which were suspended or served as community service.

(f)                                   To the best of ASRC’s knowledge, each of the Executive Officers and Directors of ASRC listed above is a United States citizen.

Item 4.                          Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

On October 21, 2010, ASRC and the Issuer entered into a Stock Purchase Agreement whereby the Issuer purchased 7,486,240 shares of Class A Common Stock, which represents all of the outstanding shares of Class A Common Stock held by ASRC, for an aggregate purchase price of $76,031,750.69.  Accordingly, as of October 21, 2010, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, ASRC ceased to beneficially own any shares of the Issuer.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement which is filed herewith as Exhibit 1 and is incorporated herein by this reference.

CUSIP No. 369385 10 9	SCHEDULE 13D/A

Item 5.                          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b)        As of October 21, 2010, ASRC ceased to beneficially own any shares of Class A Common Stock.  ASRC does not have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition, of any shares of Class A Common Stock.

(c)                                  On October 21, 2010, pursuant to the Stock Purchase Agreement, ASRC sold 7,486,240 shares of Class A Common Stock, which represents all of the shares of Class A Common Stock beneficially owned by ASRC, to the Issuer.  ASRC inadvertently excluded 5,000 shares of Class A Common Stock that it held from the number of shares disclosed on the Schedule 13D.  These excluded 5,000 shares of Class A Common Stock were not the result of a stock purchase, and they were included in the aggregate number of shares of Class A Common sold by ASRC to the Issuer.

(d)                                 Not applicable.

(e)                                  On October 21, 2010, ASRC ceased to be the beneficial owner of more than five percent of the securities of the Issuer.

Item 6.                          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On October 21, 2010, ASRC and the Issuer entered into a Stock Purchase Agreement whereby the Issuer purchased all of the outstanding shares of Class A Common Stock held by ASRC for an aggregate purchase price of $76,031,750.69.  The Stock Purchase Agreement is attached as Exhibit 1 hereto and incorporated herein by reference.

Item 7.                          Material to be Filed as Exhibits

The response set forth in Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description of Exhibit

Exhibit 1	Stock Purchase Agreement, dated as of October 21, 2010, by and between General Communication, Inc. and Arctic Slope Regional Corporation.

CUSIP No. 369385 10 9	SCHEDULE 13D/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  October 21, 2010

ARCTIC SLOPE REGIONAL CORPORATION*

By:	/s/ Denali Kemppel

Name:	Denali Kemppel
Title:	Authorized Signatory

* In executing and filing this Schedule 13D, Arctic Slope Regional Corporation does not intend to waive the exemption afforded it under 43 U.S.C.A. §1625.